July 9, 2019

Christine Westbrook

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioVie Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 1, 2019

File No. 333-231136

Dear Ms. Westbrook:

BioVie Inc. (the “Company”) hereby provides responses (the “Response Letter”) to a comment issued in a letter dated July 8, 2019 (the “Staff Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed July 1, 2019 (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Response Letter the numbered paragraphs set forth below corresponds to the numbered paragraphs in the Staff Letter.

Amendment No. 1 to Form S-1 filed July 1, 2019

Cover page

1.	Please revise your cover page to disclose the volume of securities you are offering as required by Item 501(b)(2) of Regulation S-K. Please see Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

COMPANY RESPONSE: The Company has added the number of shares being offered to the prospectus cover page.

2.	We note your response to comment 1 and your disclosure indicating you plan to effect a 1:125 reverse stock split but have not yet done so. Please disclose whether the Board of Directors approved this ratio and your anticipated timing to effect the reverse stock split, including if it will be effected prior to effectiveness of the registration statement. Alternatively, please state a recent closing price without such assumption and tell us why you believe it is appropriate to reflect outstanding share amounts giving effect to the reverse stock split.

COMPANY RESPONSE: A range of ratios – including 1:125 – has been approved by the Board of Directors and the timing of the effectiveness of the reverse split is indicated on page 1 in relation to the closing of the offering. For the Staff’s information, the Company currently intends to file an amendment to its Articles of Incorporation in Nevada following the completion of marketing of the offering and receipt of Nasdaq approval regarding its listing application, with the effectiveness of such amendment to be contemporaneous with the anticipated effectiveness of the Form S-1. In light of the

Nasdaq minimum price per share requirement and the statements on the cover page and in other sections of the prospectus to the effect that the offering is conditioned on Nasdaq listing, the Company believes that the more informative disclosure for investors in the offering is reflective of the reverse split. The Company further acknowledges that a further amendment to the Form S-1 will be necessary to retroactively reflect the reverse split in its historical financial statements, which it currently plans to file at the same time as the Nevada state filing.

Please let me know if the Staff has any further questions or concerns with respect to the Registration Statement.

Sincerely,

/s/ Joanne Wendy Kim

Joanne Wendy Kim
Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.